United States securities and exchange commission logo





                          August 31, 2022

       Leaf Hua Li
       Chief Executive Officer
       Futu Holdings Limited
       11/F, Bangkok Bank Building
       No. 18 Bonham Strand W, Sheung Wan
       Hong Kong S.A.R., People   s Republic of China

                                                        Re: Futu Holdings
Limited
                                                            Annual Report on
Form 20-F
                                                            Filed March 18,
2022
                                                            File No. 001-38820

       Dear Mr. Li:

              We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Annual Report on Form 20-F

       General

   1. In future filings, please update your discussion of the Holding Foreign Companies
                                                        Accountable Act by
disclosing that on August 26, 2022, the Public Company Accounting
                                                        Oversight Board (PCAOB)
signed a Statement of Protocol with the China Securities
                                                        Regulatory Commission
and the Ministry of Finance of the People's Republic of China,
                                                        taking the first step
toward opening access for the PCAOB to inspect and investigate registered public
accounting firms headquartered in mainland China and Hong Kong.
                                                        Please include the
proposed disclosure in your response letter.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Leaf Hua Li
Futu Holdings Limited
August 31, 2022
Page 2

      Please contact Tonya K. Aldave at (202) 551-3601 or Sonia Bednarowski at
(202) 551-
3666 with any questions.



FirstName LastNameLeaf Hua Li                           Sincerely,
Comapany NameFutu Holdings Limited
                                                        Division of Corporation
Finance
August 31, 2022 Page 2                                  Office of Finance
FirstName LastName